August 20, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	The Children’s Place Retail Stores, Inc.

Forms 8-K

Filed May 23, 2013 and March 26, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2013

Response dated July 24, 2013

File No. 000-23071

Dear Ms. Jenkins:

We acknowledge receipt of your letter dated August 19, 2013 related to the above referenced filing.

In order to complete our thorough review through the appropriate diligence channels, we respectfully request an extension of time to respond to the inquiries contained in the referenced letter. We currently anticipate submitting a response on or before September 18, 2013.

Please telephone me at (201) 453-7351 if there are any concerns regarding our proposed timetable.

Sincerely,

/s/Michael Scarpa
Michael Scarpa
Chief Operating Officer and Chief Financial Officer

MS/jem

cc:	Bradley P. Cost, Esq., Senior Vice President and General Counsel

Bernard L. McCracken, Vice President, Controller

John Taylor, Vice President, Finance

Brett Flanz, Director, Financial Reporting

James E. Myers, Esq., Assistant General Counsel (Corporate & Securities)